Exhibit 99.45

BROOKFIELD OFFICE PROPERTIES CANADA

Qualification Certificate

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
New Brunswick Securities Commission
Superintendent of Securities, Prince Edward Island
Superintendent of Securities, Newfoundland and Labrador
Registrar of Securities, Yukon Territory
Registrar of Securities, Northwest Territories
Registrar of Securities, Nunavut

Re:	Preliminary Short Form Base Shelf Prospectus dated July 28, 2010 (the “Prospectus”)

I, Michelle L. Campbell, Assistant Secretary of Brookfield Office Properties Canada (the “Issuer”), hereby advise that the Issuer is relying on the qualification criteria set forth in section 2.2 of National Instrument 44-101 Short Form Prospectus Distributions in order to be qualified to file a prospectus in the form of a short form prospectus, and the qualification criteria set forth in section 2.2 of National Instrument 44-102 Shelf Distributions in order to be qualified to file a short form prospectus in the form of a base shelf prospectus, and certify that:

(a)	all of those qualification criteria have been satisfied; and

(b)	all of the material incorporated by reference in the Prospectus and not previously filed is being filed with the Prospectus.

This certificate is given pursuant to the requirement set out in paragraph 4.1(a)(ii) of National Instrument 44-101.

Dated the 28th day of July, 2010.

BROOKFIELD OFFICE PROPERTIES CANADA

by:	“Michelle L. Campbell”
Name: Michelle L. Campbell
Title: Assistant Secretary